September 1, 2017
Filed via EDGAR

Ms. Melissa Raminpour
Branch Chief
Office of Transportation and Leisure
United States Securities and
Exchange Commission
100 “F” Street, NE
Washington, D.C.  20549

Re:	DineEquity, Inc.
Form 10-K for the Year Ended December 31, 2016
Filed March 1, 2017
File No. 001-15283

Dear Ms. Raminpour:

DineEquity, Inc. (the “Company”) is in receipt of the Commission’s comment letter dated August 29, 2017 concerning the above-referenced report.

We note that the letter requests a response within 10 business days. Due to the need to coordinate the Company’s response with its Audit Committee and outside accounting and legal advisers, we may be unable to finalize our response within such time frame. Pursuant to my telephone conversation with Melissa Gilmore, we hereby respectfully request to extend the reply deadline an additional 10 business days to September 27, 2017.

If you have any questions or concerns regarding the proposed timing of our response to your comment letter, please do not hesitate to contact me at 818-637-3628. Thank you in advance for your consideration and assistance.

Sincerely,

/s/ Greggory H. Kalvin

Greggory H. Kalvin
Interim Chief Financial Officer, Senior Vice President, Corporate Controller
DineEquity, Inc.